SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        SCHEDULE 13G

     Information Statement Pursuant to Rule 13d-1 and 13d-2

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                    Reliance Financial, Inc.
               ----------------------------------
                         (Name of Issuer)

             Common Stock, $.10 par value per share
        ------------------------------------------------
                 (Title of Class of Securities)


                            759461 10 6
                      ---------------------
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement
/   /.  (A fee is not required only if the filing person:  (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See (Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 Pages

CUSIP NO. 759461 10 6                           PAGE 2 OF 5 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Reliance Federal Savings and Loan Association of
    St. Louis County
    Employee Stock Ownership Plan and Trust
    IRS ID No. 43-1708578

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /     (B) / /

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federally chartered stock savings institution's employee benefit plan organized in Missouri.

                       5   SOLE VOTING POWER

                           22,910
  Number of shares
 beneficially owned    6   SHARED VOTING POWER
  by each reporting
     person with           11,490

7   SOLE DISPOSITIVE POWER

    34,400

8   SHARES DISPOSITIVE POWER

    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    34,400

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*    / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   8% OF 425,700 shares of Common Stock outstanding as of December 31, 1996.

12 TYPE IN REPORTING PERSON*

   EP

CUSIP NO. 759461 10 6                           PAGE 3 OF 5 PAGES

Item 1(a).  Name of Issuer:

            Reliance Financial, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            8930 Gravois Avenue
            St. Louis, Missouri 63123-4695

Item 2(a).  Name of Person Filing:

            The Reliance Federal Savings and Loan Association of
            St. Louis County
            Employee Stock Ownership Plan and Trust
            Trustee: Gerhard F. Lubbes, William Schliebe and
            Adolph G. Kraus

Item 2(b).  Address of Principal Business Office:

            8930 Gravois Avenue
            St. Louis, Missouri 63123-4695

Item 2(c).  Citizenship or Place of Organization:

            Federally chartered stock savings institution's employee benefit plan organized in Missouri.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.10 per share

Item 2(e).  CUSIP Number:

            759461 10 6

Item 3.     Statement is Filed Pursuant To Rule 13d-1(b):

            This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
            Retirement Income Security Act of 1974; see
            13d-1(b)(1)(ii)(F).

Item 4.     Ownership:

            As of December 31, 1996, the reporting person beneficially owned 34,400 shares of the Issuer. This number of shares represents 8% of the common stock, par value $.10 per share, of the Issuer, based upon 425,700 shares of such common stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of 22,910 shares and shared power to vote or to direct the vote of 11,490 shares. The reporting person has sole power to dispose or to direct the disposition of 34,400 shares of common stock.

CUSIP NO. 759461 10 6                           PAGE 4 OF 5 PAGES

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person:

            Not applicable

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the
            Group:

            The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement
            Income Security Act of 1974.

Item 9.     Notice of  Dissolution of Group:

            Not applicable

Item 10.    Certification:

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 759461 10 6                           PAGE 5 OF 5 PAGES

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



February 13, 1997         The Reliance Federal Savings and Loan
                          Association of St. Louis County
                          Employee Stock Ownership Plan and Trust



                          /s/ Gerhard F. Lubbes
                          ---------------------------------------
                          Gerhard F. Lubbes, Trustee


                          /s/ William Schliebe
                          ---------------------------------------
                          William Schliebe, Trustee


                          /s/ Adolph G. Kraus
                          ---------------------------------------
                          Adolph G. Kraus, Trustee